

May 30, 2013

<u>**Via E-Mail**</u>

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re: Amended Schedule 13E-3**
> **Filed May 20, 2013 by WSP Holdings Limited, et. al.**
> **File No. 005-83618**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.

Proxy Statement

<u>Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35</u>

1. Revise your disclosure to include the substance of your response to prior comment 1 in our May 10, 2013 comment letter.

<u>Opinion of the Special Committee's Financial Advisor, page 47</u>

2. We note the revisions made in response to prior comment 2 in our May 10, 2013 comment letter. Revise your disclosure to describe how Houlihan Lokey determined the ranges of multiples used in the Selected Companies and Selected Transactions analyses and the issues noted below. We note that many of the comparable companies or transactions had multiples above the top or below the bottom of each selected range. We further note that the top of the range of the Implied Enterprise Value to CY 2013 revenues in the Selected Companies analysis is below the median result as is the implied transaction value as a multiple of LTM revenue in the Selected Transactions analysis.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions